June 8, 2011

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2011

File No. 001-13221

Dear Ms. Hunsaker:

We are writing in response to your letter dated May 24, 2011 regarding the review of the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010 of Cullen/Frost Bankers, Inc. (the “Corporation”), which was filed on February 3, 2011 and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended March 31, 2011, which was filed on April 27, 2011. Our responses to your comments are provided below. For your convenience, we have restated the text of the comments.

In providing these responses, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis

Loans

Maturities and Sensitivities of Loans to Changes in Interest Rates, page 63

1.	You disclose you may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in your best interest. In such instances, you generally require payment of accrued interest and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal. Please tell us, and revise your disclosure in future filings to disclose the following:

•	The types and amount of loans you renewed at maturity for the periods presented.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

•

Separately quantify the amount of loans for which you modified the original terms of the contract by adjusting the interest rate, capitalizing accrued interest, reducing the principal, extending the term, and modifying other terms of the loan.

•	Quantify the default and/or success rates of these loans.

•	Quantify the impact of these loans on your past due statistics.

•	The classification of these loans as performing or non-performing and accrual or non-accrual.

•	Explain why you have not classified any of these loans as “restructured loans” in your non-performing asset table on page 74.

•	Explain why you have not accounted for these extensions as troubled debt restructurings pursuant to the guidance in ASC 310-40.

•	Whether you considered these loans impaired, and if not, provide your analysis supporting this conclusion.

Response: The referenced disclosure was made in the context of the table on page 63 of the Form 10-K which presents the maturity distribution of certain categories of the Corporation’s loans, not to suggest in any way that this is how the Corporation is handling loans to borrowers experiencing financial difficulties. As the table presents various ranges of future dates that loans outstanding as of December 31, 2010 are expected to mature, the disclosure is intended to inform the reader that it is possible that some of the loans outstanding as of that date may be renewed in the future at their expected maturity date and as such, would not necessarily represent a cash inflow during the periods indicated. From time to time, in the ordinary course of business, the Corporation will renew/extend maturing lines of credit or refinance existing loans at their maturity dates. These renewals, extensions and refinancings are made in the ordinary course of business for customers that meet the Corporation’s normal level of credit standards. Such borrowers are not experiencing financial difficulties and generally could obtain similar financing from another financial institution. In connection with each renewal, extension or refinancing, the Corporation may require a principal reduction, adjust the rate of interest and/or modify the structure and other terms to reflect the current market pricing/structuring for such loans or to maintain competitiveness with other financial institutions. In such cases, the Corporation does not generally grant concessions, and did not grant any concessions during the reported periods, and any such renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled debt restructurings pursuant to the guidance in ASC 310-40 and for that reason were not included as “restructured loans” in the non-performing assets table on page 64 of the Form 10-K.

Allowance for Possible Loan Losses, page 65

2.	You state on page 69 that management believes the level of the allowances for possible loan losses was “adequate” as of December 31, 2010. If true, please revise to confirm here as well as in other places throughout the document where you refer to the allowance as “adequate” or state that you evaluate the “adequacy” of the allowance to instead state that you believe the allowance is recorded at the “appropriate” estimate of your inherent probable losses within your loan portfolio.

Response: On page 65 of the Form 10-K, the Corporation states that the allowance for loan losses “…represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans.” In future filings, rather than referring to the level of the allowance for loan losses as “adequate” or that the Corporation evaluated the “adequacy” of the allowance for loan losses, the Corporation will instead state that the recorded amount of the allowance for loan losses is appropriate based upon management’s best estimate of probable losses that have been incurred within the existing portfolio of loans.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Item 8. Financial Statements and Supplementary Data, page 81

3.	You make reference to your allowance for possible loan losses and provision for possible loan losses within your consolidated financial statements and throughout the filing. Please revise your disclosure in future filings to reference probable loan losses, or simply allowance for loan losses and provision for loan losses, or tell us why such reference would be inappropriate.

Response: In future filings, rather than referencing the allowance for possible loan losses and the provision for possible loan losses, the Corporation will instead refer to these accounts as allowance for loan losses and provision for loan losses.

Consolidated Statements of Cash Flows, page 84

4.	We note the line item for maturities, calls and principal repayments for securities available for sale in the amount of $10.9 billion for the year ended December 31, 2009. We also note that as of December 31, 2008, your entire portfolio of securities available for sale was $3.5 billion, and that 95% of these securities had a contractual maturity of at least five years from December 31, 2008. Thus, please tell us the circumstances, along with the types of securities, driving the $10.9 billion of maturities, calls and principal payments of securities available for sale during 2009.

Response: During the second quarter of 2009, the Corporation purchased an aggregate total of $10.2 billion of Federal Home Loan Bank discount notes that were nearing maturity. The notes were purchased in connection with a tax planning strategy related to the Texas franchise tax, as further explained in response to comment number 15. Of the remaining $730 million in maturities, calls and principal repayments of available-for-sale securities in 2009, approximately $661 million related to normal principal repayments on residential mortgage-backed securities, approximately $50 million related to maturities of U.S. Treasury securities (of which approximately $25 million related to securities purchased in 2009) and approximately $19 million related to maturities and calls of securities issued by states and political subdivisions (of which approximately $4 million related to securities purchased in 2009).

Notes to Consolidated Financial Statements

Note 3 - Loans

Loan Origination/Risk Management, page 95

5.	Please revise your disclosure in future filings to disclose how often you obtain updated appraisals for your collateral dependent loans and other real estate owned. If this policy varies by loan class, please disclose that also and discuss whether you utilize “as is” or “as developed” values for your construction loans. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses and impairments on other real estate owned.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Response: In future filings, the Corporation will provide disclosure related to the Corporation’s policies regarding the frequency of the reevaluation of the fair value of impaired, collateral dependent loans and other real estate owned. The proposed disclosure is as follows:

The guidelines of the Office of the Comptroller of the Currency (“OCC”) require the Corporation to reevaluate the fair value of collateral supporting impaired collateral dependent loans and other real estate owned on at least an annual basis. While the Corporation’s policy is to comply with the OCC requirement, the Corporation’s general practice is to reevaluate the fair value of collateral supporting impaired collateral dependent loans and other real estate owned on a quarterly basis. Thus, appraisals are never considered to be outdated, and the Corporation does not make any adjustments to the appraised values. The fair value of collateral supporting impaired collateral dependent loans is evaluated by the Corporation’s internal appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. The fair value of collateral supporting impaired collateral dependent construction loans is based on an “as is” valuation. The fair value of other real estate owned is monitored/evaluated by a third-party service and reviewed with management on a quarterly basis.

Non-Accrual and Past Due Loans, page 97

6.	You disclose loans are placed on non-accrual status, when, in your opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that the borrower may be unable to meet payment obligations. Additionally, please expand to provide disclosure about the specific regulatory provisions requiring loans to be placed on non-accrual status for each class of financing receivables. Refer to ASC 310-10-50-6(a).

Response: In future filings the Corporation will expand upon the factors that are considered in concluding that the borrower may be unable to meet payment obligations and provide disclosure about the specific regulatory provisions requiring loans to be placed on non-accrual status. The proposed disclosure is as follows:

In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, the Corporation considers the borrower’s debt service capacity through the analysis of current financial information, if available, and/or current information with regards to the Corporation’s collateral position. Regulatory provisions would typically require the placement of a loan on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection, or (ii) full payment of principal and interest is not expected.

7.	You disclose interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. However, on page 65, you disclose subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Please revise your disclosure in future filings to clarify whether interest income is recorded to the extent cash payments exceed principal due as indicated here or after principal recovery is reasonably assured as indicated on page 65. If the latter, specifically disclose the indicators which are considered in concluding that principal recovery is reasonably assured.

Response: In future filings, the Corporation will, through the following proposed disclosure, revise the aforementioned disclosures to clarify that:

Interest income on non-accrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Credit Quality Indicators, page 99

8.	You disclose as part of the on-going monitoring of the credit quality of your loan portfolio, you track certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) non-performing loans, and (v) the general economic conditions in the State of Texas. Please address the following related to your credit quality indicators disclosure:

•	Revise your disclosure in future filings to include the date or range of dates in which the information related to your commercial loan risk grades are updated. Refer to ASC 310-10-50-29(c).

•

Tell us whether you monitor your commercial loans by class on a disaggregated basis by grade or some combination of grades (e.g., grades 1 – 3, 4 – 5, 6 – 8, 9 – 10, 11, 12, 13, and 14). If so, tell us what consideration you gave to disclosing commercial loans by class on a more disaggregated basis than the weighted-average risk grade, and if appropriate, please revise your tabular disclosure, on page 100, in future filings to conform to the level at which you monitor your commercial loans by risk grade.

•

You disclose on page 96 that you monitor and evaluate commercial real estate loans based on collateral…, and you disclose underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%. Tell us whether you monitor commercial and consumer real estate loans by weighted-average LTV ratios, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).

•

You disclose on page 65 that for consumer loans, collectability and loss are generally determined before the loan reaches 90 days past due. Tell us what information is considered in reaching this conclusion, and tell us why you do not believe this information qualifies as a credit quality indicator which should be disclosed pursuant to the guidance in ASC 310-10-50-29.

Response: As reported in the Corporation’s Form 10-K, the disclosures for weighted-average risk grade of commercial loans, the level of classified commercial loans and the amount of non-performing loans were reported as of December 31, 2010 and 2009 as indicated by the column headers for the table on page 100 of the Form 10-K, with respect to weighted-average risk grades and classified loans and the column headers for the table on page 97 of the Form 10-K, with respect to non-performing loans. The disclosures for net charge-offs were for the years ended December 31, 2010, 2009 and 2008, respectively, as indicated by the column headers for the table on page 100 of the Form 10-K. The disclosure for the Texas Leading Index were as of November 30, 2010 and December 31, 2009, as indicated on page 100 of the Form 10-K.

In monitoring credit quality trends in the context of assessing the appropriate level of the allowance for loan losses, the Corporation monitors portfolio credit quality by the weighted-average risk grade of each class of loan. Risk grades are applied to all commercial loans. Individual relationship managers review updated financial information for all pass grade loans to recalculate the risk grade on at least an annual basis. The Corporation does not disaggregate and stratify classes of pass grade loans by grade or by combination of grade when assessing the appropriate level of the allowance for loan losses. When a loan has a calculated risk grade of 9, it is still considered a pass grade loan; however, it is considered to be on management’s “watch list,” where a significant risk-modifying action is anticipated in the near term. When a loan has a calculated risk grade of 10 or higher, a special assets officer monitors the loan on an on-going basis.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

In future filings, the Corporation will further disaggregate loans as detailed in the following table.

	December 31, 2010		December 31, 2009
	Weighted Average Risk Grade	Loans	Weighted Average Risk Grade	Loans

Commercial and industrial:
Energy:		$—		$
Risk grades 1-8	5.27	786,664	5.45		769,975
Risk grade 9	9.00	20,224	9.00		56,790
Risk grade 10	10.00	—	10.00		—
Risk grade 11	11.00	—	11.00		1,756
Risk grade 12	12.00	—	12.00		1,064
Risk grade 13	13.00	—	13.00		—

Total energy	5.36	$806,888	5.71		$829,585

Other commercial
Risk grades 1-8	6.16	$2,572,011	6.28		$2,576,091
Risk grade 9	9.00	95,278	9.00		180,732
Risk grade 10	10.00	116,158	10.00		100,057
Risk grade 11	11.00	137,923	11.00		124,765
Risk grade 12	12.00	48,216	12.00		61,232
Risk grade 13	13.00	12,184	13.00		20,114

Total other commercial	6.75	$2,981,770	6.91		$3,062,991

Commercial real estate:
Buildings, land and other
Risk grades 1-8	6.71	$2,189,602	6.71		$2,238,962
Risk grade 9	9.00	137,314	9.00		122,661
Risk grade 10	10.00	91,962	10.00		49,913
Risk grade 11	11.00	126,403	11.00		117,659
Risk grade 12	12.00	54,366	12.00		50,511
Risk grade 13	13.00	9,847	13.00		6,965

Total buildings, land and other	7.29	$2,609,494	7.20		$2,586,671

Construction
Risk grades 1-8	7.10	$485,455	7.21		$545,836
Risk grade 9	9.00	52,817	9.00		42,039
Risk grade 10	10.00	32,055	10.00		26,871
Risk grade 11	11.00	13,646	11.00		37,740
Risk grade 12	12.00	9,300	12.00		6,720
Risk grade 13	13.00	—	13.00		253

Total construction	7.59	$593,273	7.71		$659,459

The Corporation has established maximum loan to value standards to be applied during the origination process of commercial and consumer real estate loans. The Corporation does not subsequently monitor loan-to-value ratios (either individually or on a weighted-average basis) for loans that are subsequently considered to be of a pass grade (grades 9 or better) and/or current with respect to principal and interest payments. When an individual commercial real estate loan has a calculated risk grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired. At that time, the

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Corporation reassesses the loan to value position in the loan. When an individual consumer real estate loan becomes past due by more than 10 days, the assigned relationship manager will begin collection efforts. The Corporation only reassesses the loan to value position in a consumer real estate loan if, during the course of the collections process, it is determined that the loan has become collateral dependent.

Generally, a consumer loan, or a portion thereof, is charged-off in accordance with regulatory guidelines, which are more fully discussed in the response to comment 10. As stated above, when an individual consumer loan becomes past due by more than 10 days, the assigned relationship manager will begin collection efforts. Through these collection efforts the Corporation is able to discern information about a borrower’s intent/ability to repay the loan and/or the collateral position in the loan from which the Corporation is able to make a charge-off determination for the individual loan. This process usually occurs in less than 90 days after the loan first becomes delinquent. Special circumstances surrounding some loans, such as those in liquidation/payment status or bankruptcy awaiting confirmation of a plan, may lead to such loans remaining on the books past the 90 day point.

Due to the relatively small size of the Corporation’s consumer loan portfolio, the Corporation did not make any reference to consumer portfolio-level credit quality indicators in the section of the loan footnote disclosure that discusses credit quality indicators. For the consumer portfolio, the Corporation primarily monitors any delinquency status, which is disclosed in the table on page 98 of the Form 10-K. In future filings, the Corporation will make a reference to this table in the section of the loan footnote disclosure that discusses credit quality indicators.

Allowance for Possible Loan Losses, page 100

9.	You disclose the general valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to you. It appears that this general valuation allowance is subject to more judgments and uncertainty than the other quantitative components of your allowance. Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:

•

Clarify how you evaluate the historical accuracy of your general valuation and unallocated allowance methodology, including the accuracy of the degree of risk you assign to each component that affects the quality of the loan portfolio as described on page 101;

•

Further clarify your methodology by addressing how the environmental adjustment factor, disclosed on page 66, is developed or calculated, and discuss the factors that drive whether the factor would increase or decrease the overall allowance determined;

•

Quantify the amount allocated to the different components that the general allowance is expected to cover. For example, disclose how much of the general allowance is allocated to concentration risk limits for industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, loans originated with policy excerptions that exceed specified risk grades, etc. for each period presented;

•

Discuss the key factors that drive the overall level of general allowance. For example, discuss why the general allowance has increased from $9.4 million at March 31, 2010, to $24.8 million at December 31, 2010, to $30.5 million at March 31, 2011. As part of your disclosure, discuss whether you would expect the general allowance to be higher or lower as economic conditions improve, and discuss whether you would normally expect higher or lower general valuation allowances in periods where impaired loans were increasing;

•	Identify any adjustments to your methodology that have been made in the periods presented; and

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

•	Describe the underlying reasons for any changes to your additional allowance for the periods presented. As part of you response, please discuss any back-testing performed to validate the changes.

Response: The Corporation’s allowance for loan loss methodology follows the accounting guidance set forth in U.S. generally accepted accounting principles and the Interagency Policy Statement on the Allowance for Loan and Lease Losses, which was jointly issued by the Corporation’s regulatory agencies. In that regard, the Corporation’s allowance for loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310, “Receivables,” based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450, “Contingencies,” based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to the Corporation. No significant adjustments were made to the Corporation’s allowance methodology during the reported periods.

In future filings, the Corporation will clarify, through the following proposed disclosures, that:

The components of the general valuation allowance include (i) the additional reserves allocated to specific loan portfolio segments as a result of applying an environmental risk adjustment factor to the base historical loss allocation and (ii) the additional reserves that are not allocated to specific loan portfolio segments including allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management.

The environmental adjustment factor is based upon a more qualitative analysis of risk and is calculated through a survey of senior officers who are involved in credit making decisions at a corporate-wide and/or regional level. On a quarterly basis, survey participants rate the degree of various risks utilizing a numeric scale that translates to varying grades of high, moderate or low levels of risk. The results are then input into a risk-weighting matrix to determine an appropriate environmental risk adjustment factor. The various risks that may be considered in the determination of the environmental adjustment factor include, among other things, (i) the experience, ability and effectiveness of the bank’s lending management and staff; (ii) the effectiveness of the Corporation’s loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) the impact of legislative and governmental influences affecting industry sectors; (v) the effectiveness of the internal loan review function; (vi) the impact of competition on loan structuring and pricing; and (vii) the impact of rising interest rates on portfolio risk. In periods where the surveyed risks are perceived to be higher, the risk-weighting matrix will generally result in a higher environmental adjustment factor, which, in turn will result in higher levels of general valuation allowance allocations. The opposite holds true in periods where the surveyed risks are perceived to be lower. As of December 31, 2010 and 2009, the environmental adjustment factor resulted in additional general valuation allowance allocations to the various loan portfolio segments totaling $9.5 million and $10.9 million, respectively.

Certain general valuation allowances are not allocated to specific loan portfolio segments and are reported as the unallocated portion of the allowance for loan losses. Included in these general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades and loans originated with policy, credit and/or collateral exceptions that exceed specified risk grades. Details of the unallocated portion of the allowance for loan losses are presented in the table below.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

	December 31, 2010	December 31, 2009

Excessive industry concentrations	$1,720	$2,008
Large relationship concentrations	2,127	1,765
Highly-leveraged credit relationships	—	—
Policy exceptions	2,414	2,455
Credit and collateral exceptions	557	643
General macroeconomic risk	17,978	13,041

	$24,796	$19,912

As the table above indicates, the largest driver of the increase in the unallocated portion of the allowance for loan losses was related to general macroeconomic risk. As indicated on page 66 of the Form 10-K, despite improving economic conditions relative to 2009, the increase in the unallocated portion of the allowance for loan losses during 2010 compared to 2009 is reflective of continued weaknesses in certain business sectors, high unemployment and relatively low consumer spending activity. In general, the Corporation would expect the unallocated portion of the allowance to be higher in periods of weaker economic conditions and lower during periods of favorable economic conditions. The Corporation would not expect the unallocated portion of the allowance for loan losses to be significantly impacted during periods where the Corporation is experiencing an increase in impaired loans, as allocations for such loans would generally be recognized as specific valuation allowances determined in accordance with ASC Topic 310 and allocated to the specific loan portfolio segments to which the loans relate.

The general valuation allowance allocations are reflective of the general macroeconomic risk conditions and the unique loan portfolio characteristics and risk conditions that management believes are impacting the Corporation at the particular point in time that management estimates the appropriate level of the allowance for loan losses. In this regard, management does not feel there is a cost-effective method by which the Corporation can reliably validate the historical accuracy of the Corporation’s general valuation allowances and the unallocated portion of the allowance for loan losses. In future filings, the Corporation will state that:

The Corporation monitors whether or not the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses that moves in direct correlation to the general macroeconomic and loan portfolio conditions the Corporation experiences over time.

10.	You disclose on page 102 that loans identified as losses by management, internal loan review and/or bank examiners are charged-off, and consumer loan accounts are charged-off automatically based on regulatory requirements. You also disclose on page 98 that impaired loans, or portions thereof, are charged off when deemed uncollectible. Please revise your disclosure in future filings to more clearly state your charge-off policies for each portfolio segment in accordance with ASC 310-10-50-11B(b). For example, specifically address the following in your disclosure:

•	The key factors considered in classifying a loan as a loss;

•	The regulatory requirements for charging off a consumer loan; and

•	The point at which you deem an impaired loan uncollectable.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Response: In future filings, the Corporation will more clearly state the charge-off policies for each portfolio segment. The proposed disclosure is as follows:

Generally, a commercial loan, or a portion thereof, is charged off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to the Corporation’s collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. Generally, a consumer loan, or a portion thereof, is charged-off in accordance with regulatory guidelines which provide that such loans be charged-off when the Corporation becomes aware of the loss, such as from a triggering event that may include new information about a borrower’s intent/ability to repay the loan, bankruptcy, fraud or death, among other things, but in no case should the charge-off exceed specified delinquency timeframes. Such delinquency timeframes state that closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days should be classified as a loss and charged-off.

Note 13 – Income Taxes, page 119

11.	Please revise your disclosure in future filings to provide the information related to your unrecognized tax benefits required by ASC 740-10-50-15 through 50-15A.

Response: The Corporation did not have any unrecognized tax benefits during the reported periods. In future filings, the Corporation will provide the disclosures required by ASC 740-10-50-15 through 50-15A, should the Corporation have any reportable unrecognized tax benefits. In the event the Corporation does not have any reportable unrecognized tax benefits, the Corporation will provide a disclosure to that effect in future filings.

Note 14 – Other Comprehensive Income, page 121

12.	Please revise your disclosure in future filings to include the amount of tax allocated to each component of other comprehensive income for all periods presented. Refer to ASC 220-10-45-12.

Response: In future filings, the Corporation will disclose the amount of tax allocated to each component of other comprehensive income, rather than in the aggregate, for all reported periods.

Note 16 – Fair Value Measurements

Financial Assets and Financial Liabilities, page 127

Derivatives, page 127

13.	For some of your available for sale securities, you disclose that you obtain fair value measurement from an independent pricing service. You also disclose that you obtain dealer quotations to value your prime-rate loan swaps, the swap related to your junior subordinated deferrable interest debentures and commodity swaps/options. Please revise your disclosure in future filings to address the validation procedures you perform to validate the prices received from pricing services and quotations received from dealers are reasonable for each relevant financial instrument. In your revised disclosure, please address any procedures you have performed to formally evaluate the models and assumptions utilized by the pricing services and dealers.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Response: In future filings on Form 10-K, the Corporation will provide disclosure related to the validation procedures performed to assess the reasonableness of the prices received from the independent pricing service related to securities valuations and quotations received from dealers related to derivative valuations. In regards to the available-for-sale securities, the proposed disclosure is as follows:

The Corporation reviews the prices supplied by the independent pricing service for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, the Corporation does not purchase investment portfolio securities that are esoteric or that have a complicated structure. The Corporation’s entire portfolio consists of traditional investments including U.S. Treasury obligations, federal agency mortgage pass-through securities, general obligation municipal bonds and a small amount of municipal revenue bonds. Pricing for such instruments is fairly generic and is easily obtained. From time to time, the Corporation will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from third-party sources.

In regards to the interest rate swaps and commodity swaps/options, the proposed disclosure is as follows:

The Corporation utilizes internally developed valuation models and/or third-party models with observable market data inputs to validate the valuations provided by the dealers. Though there has never been a significant discrepancy in the valuations, should such a significant discrepancy arise, the Corporation would obtain price verification from a third-party dealer.

14.	We note your disclosure showing the write-downs on foreclosed assets remeasured subsequent to initial recognition as foreclosed assets. Please tell us why the write-downs required on the foreclosed assets were so significant (24% and 27% for the years ended December 31, 2010 and 2009, respectively) relative to the carrying value prior to the write-down. In this regard, we note that ASC 310-10-35-32 requires loans where foreclosure is probable to the measured at fair value, and ASC 310-10-35-23 requires costs of sale to be considered if repayment is expected solely on the sale of the collateral. Thus, it would appear that this deterioration in fair value occurred subsequent to the loans being categorized as other real estate owned. Please advise, and enhance your disclosure in future filings, to discuss the factors driving the large impairments post-foreclosure.

Response: Presently, the Corporation initially records all foreclosed assets at fair value less estimated selling costs when acquired and considers such assets to be held for sale. Any loan principal balance recorded on the balance sheet that exceeds the fair value less estimated selling costs of a foreclosed asset acquired in connection with a loan foreclosure is recognized as a charge-off to the allowance for loan losses. The fair values of foreclosed assets are generally determined by independent, third parties and reviewed by management for reasonableness. If the fair value of a foreclosed asset declines subsequent to its acquisition, the Corporation records a write-down through expense. The valuation of foreclosed assets is subjective in nature and is highly susceptible to changes in economic conditions. Such assets are monitored/evaluated by a third-party service and reviewed with management on a quarterly basis. During 2010 and 2009, foreclosed assets, particularly among certain classes of property (primarily land), experienced significant deterioration in fair values as a result of the prevailing weaker economic conditions. During 2010, the Corporation recognized write-downs on 40 different properties/relationships with the average write-down totaling $58 thousand. During 2009, the Corporation recognized write-downs on 15 different properties/relationships with the average write-down totaling $104 thousand. In future filings, the Corporation will enhance disclosure on the factors driving any large impairments post-foreclosure.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Form 10 -Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis

Net Gain/Loss on Securities Transactions, page 39

15.	We note your disclosure that you sold $5.5 billion and $7.0 billion of available-for-sale securities in the quarters ended March 31, 2011 and 2010, respectively, generating a net gain of $5 thousand in both periods. Your disclosure indicates that in each case, the securities were purchased and subsequently sold in connection with certain tax planning strategies. Please tell us, and expand your disclosures in future filings to elaborate on the various tax planning strategies utilized.

Response: The tax planning strategies relate to Texas franchise taxes. In Texas, the franchise tax is based on the taxable revenues/receipts that are apportioned to Texas. A special provision in the Texas tax code along with an administrative ruling by the Texas Comptroller of Public Accounts allow financial institutions to include in gross revenues/receipts from all sources the gross proceeds from sales, calls and maturities of debt securities held as inventory. These securities would typically be categorized as available for sale or trading under ASC Topic 320. The Texas franchise tax apportions Texas taxable revenues/receipts based upon the location of the payer. From time to time, the Corporation will purchase debt securities for inventory purposes from sources outside of Texas. The gross proceeds from all sales, calls and maturities of these securities are included in total revenues/receipt from all sources reported for Texas franchise tax purposes, which results in a reduction in the overall percentage of revenues/receipts apportioned to Texas and subjected to taxation under the Texas franchise tax.

In future filings, where applicable, the Corporation will expand disclosures related to its Texas franchise tax planning strategies. The proposed, revised disclosure is as follows:

…These securities were purchased during the first quarters of each respective year and subsequently sold primarily in connection with the Corporation’s tax planning strategies related to the Texas franchise tax. The gross proceeds from the sales of these securities are included in total revenues/receipt from all sources reported for Texas franchise tax purposes, which results in a reduction in the overall percentage of revenues/receipts apportioned to Texas and subjected to taxation under the Texas franchise tax.

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Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green Phillip D. Green
Group Executive Vice President and Chief Financial Officer